UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and Murphy form joint venture with Gulf of Mexico assets

Rio de Janeiro, October 10, 2018 – Petróleo Brasileiro S.A. – Petrobras informs that today its subsidiary, Petrobras America Inc. (“PAI”), has entered into a definitive agreement with Murphy Exploration & Production Company – USA (“Murphy”), a wholly owned subsidiary of Murphy Oil Corporation, to form a joint venture company (“JV”) comprised of producing oil and gas assets in the Gulf of Mexico.

The establishment of the JV will be through the contribution by both companies of their current producing Gulf of Mexico assets, with Murphy overseeing the operations with 80% interest and PAI with 20%.

The JV will have an estimated average production of approximately 75 thousand barrels of oil equivalent per day in the fourth quarter 2018, and will comprise the following assets:

•	Deepwater fields: Cascade, Chinook, St. Malo, Lucius and Hadrian North, Cottonwood, Hadrian South, Dalmatian, Front Runner, Clipper, Habanero, Kodiak, Medusa and Thunder Hawk.
•	Shallow water fields: South Marsh Island 280, Garden Banks 200/201 and Tahoe.

The transaction will involve a total amount of up to US$ 1.1 billion to be received by PAI, with a cash compensation of US$ 900 million corresponding to the difference in value between the assets contributed by both companies at the closing of the transaction, in addition to contingent payments up to US$ 150 million to be made until 2025. Also, from 2019, Murphy will carry investments of up to US$ 50 million of PAI costs for production development in the St. Malo field if certain enhanced oil recovery projects are undertaken.

Murphy Oil Corporation is a global independent oil and gas exploration and production company with offshore production in Southeast Asia, Canada and the Gulf of Mexico, as well as onshore production in North America. Murphy holds a 20% interest in four deepwater blocks in the Sergipe-Alagoas basin and Murphy and its partners were the successful bidders on blocks 430 and 573 in the same basin during Brazil’s Round 15 lease sale. Additional information can be found on Murphy’s website at http://www.murphyoilcorp.com.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The JV represents an important step for Petrobras, as part of its 2018-2022 Business and Management Plan, allowing, in addition to cash inflow, the sharing of investments, resulting in a final portfolio with a better balance of risk-return through a new business model in the US with a partner with experience in the region and recognized for its operational and safety expertise, cost discipline and technical qualification.

The conclusion of the transaction is subject to the fulfillment of precedent conditions such as obtaining the applicable US government approvals, and is expected to close this year.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer